                         FILED BY: CSX CORPORATION, NORFOLK SOUTHERN CORPORATION
                                               AND CONSOLIDATED RAIL CORPORATION
                                                            PURSUANT TO RULE 425
                                   UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

                                  Subject Company: Consolidated Rail Corporation
                                          Commission File Nos: 1-8022 and 1-8339


                                      *****


                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

        Registration statements on Form S-4 will be filed with the U.S. Securities and Exchange Commission (SEC) in connection with the proposed exchange offer by certain affiliates of CSX Corporation ("CSX"), Norfolk Southern Corporation ("NS") and Consolidated Rail Corporation ("CRC"). Prospectuses and related exchange offer materials will be mailed to holders of CRC's unsecured debentures in connection with the proposed exchange offer. These documents will contain important information about the proposed transaction and the proposed exchange offer. INVESTORS AND HOLDERS OF CRC'S UNSECURED DEBENTURES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE. Upon the filing of these documents with the SEC, investors and holders of CRC's unsecured debentures will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. In addition, free copies of these documents, once filed with the SEC, may be obtained from CRC by directing a request to: Consolidated Rail Corporation, 2001 Market Street, Philadelphia, PA 19103, Attention: Corporate Secretary, (215) 209-4054.

        In addition to the registration statements and prospectuses, CSX and NS file annual, quarterly and special reports, proxy statements and other information with the SEC. These SEC filings are available to the public through the website maintained by the SEC at http://www.sec.gov.

                           FORWARD-LOOKING STATEMENTS

         THIS FILING CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING
OF THE FEDERAL SECURITIES LAWS. YOU SHOULD EXERCISE CAUTION IN INTERPRETING AND RELYING ON FORWARD-LOOKING STATEMENTS BECAUSE THEY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH ARE, IN SOME CASES, BEYOND THE CONTROL OF CSX CORPORATION, NORFOLK SOUTHERN CORPORATION AND CONSOLIDATED RAIL CORPORATION AND COULD MATERIALLY AFFECT ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS. THESE FACTORS INCLUDE, WITHOUT LIMITATION, THAT COMPLETION OF THE AFOREMENTIONED OFFERING IS SUBJECT TO, AMONG OTHER THINGS, REGULATORY APPROVALS AND MARKET CONDITIONS, THAT NO ASSURANCE CAN BE GIVEN THAT THE OFFERING CAN BE COMPLETED UNDER ACCEPTABLE TERMS OR ON THE ANTICIPATED TIMETABLE, AND OTHER RISKS AND UNCERTAINTIES DETAILED FROM TIME TO TIME IN THE FILINGS OF CSX CORPORATION AND NORFOLK SOUTHERN CORPORATION WITH THE SEC.

                                      *****

        The following cover letter and STB Decision were mailed today to all known holders of CRC's unsecured debentures:

                  [Sidley Austin Brown & Wood LLP Letterhead]


                                  July 22, 2003


BY FIRST CLASS MAIL


                  Re: Surface Transportation Board Finance Docket No. 33388 (Sub-No. 94), CSX Corporation and CSX Transportation, Inc., Norfolk Southern Corporation and Norfolk Southern Railway Company -- Control and Operating Leases/Agreements -- Conrail Inc. and Consolidated Rail Corporation (Petition for Supplemental Order)
                           -----------------------------------------------------

Dear Holder of Conrail Debt or Equipment Lease:

        We are counsel to Petitioners CSX Corporation, CSX Transportation Inc., Norfolk Southern Corporation, Norfolk Southern Railway Company, Conrail, Inc., and Consolidated Rail Corporation (the "Petitioners") in the above-captioned proceeding. On July 9, 2003, the Surface Transportation Board issued a Decision in that proceeding, which, among other things, directed Petitioners to serve a copy of the Decision "on all known holders of Conrail's relevant debt and equipment lease obligations." See Decision No. 1, STB F.D. No. 33388 (Sub-No.
94) at 2, 17.

        We are mailing the enclosed copy of Decision No. 1 to you, because Conrail's records reflect that you are a holder or beneficial owner of Conrail debt (e.g., a debenture or equipment lease), or a custodian of Conrail debt instruments.

        If you have any questions, please contact one of the undersigned.

                                Very truly yours,

                                /s/ G. Paul Moates

                                 G. Paul Moates
                                 Paul A. Hemmersbaugh


Enclosure

33684                   SERVICE DATE - LATE RELEASE JULY 9, 2003
EB


                          SURFACE TRANSPORTATION BOARD

                                    DECISION

                    STB Finance Docket No. 33388 (Sub-No. 94)

         CSX CORPORATION AND CSX TRANSPORTATION, INC., NORFOLK SOUTHERN
               CORPORATION AND NORFOLK SOUTHERN RAILWAY COMPANY--
                    CONTROL AND OPERATING LEASES/AGREEMENTS--
                 CONRAIL INC. AND CONSOLIDATED RAIL CORPORATION
                        (PETITION FOR SUPPLEMENTAL ORDER)

                                 Decision No. 1

AGENCY: Surface Transportation Board, DOT.

ACTION: Decision No. 1 in STB Finance Docket No. 33388 (Sub-No. 94); Notice of Filing of Petition for Supplemental Order; Issuance of Procedural Schedule.

SUMMARY: On June 4, 2003, CSX Corporation (CSXC), CSX Transportation, Inc.
(CSXT), Norfolk Southern Corporation (NSC), Norfolk Southern Railway Company
(NSR), Conrail Inc. (CRR), and Consolidated Rail Corporation (CRC)[1] filed with the Surface Transportation Board (the Board) a petition for a supplemental order authorizing the consolidation of New York Central Lines LLC (NYC) with CSX and the consolidation of Pennsylvania Lines LLC (PRR) with NS, for the stated purpose of effectuating the acquisition of full ownership and control of the assets and business of NYC by CSX and of PRR by NS.[2] The transaction that petitioners have proposed will extend the existing rights of CSX and NS to control and operate NYC and PRR, respectively, to include full legal ownership of the properties and businesses of NYC and PRR, respectively. The transaction that petitioners have proposed also involves a restructuring of certain Conrail debt obligations.


_________________________

     [1]   CSXC and CSXT, and all other entities wholly owned (directly or indirectly) by CSXC, are referred to collectively as CSX. NSC and NSR, and all other entities wholly owned (directly or indirectly) by NSC, are referred to collectively as NS. CRR and CRC, and all other entities wholly owned (directly or indirectly) by CRR, are referred to collectively as Conrail. CSX, NS, and Conrail are referred to collectively as petitioners.

     [2]   CRC currently owns 100% of the membership interests in NYC and PRR.

                                       STB Finance Docket No. 33388 (Sub-No. 94)

DATES: The effective date of this decision is July 9, 2003. Petitioners have until July 17, 2003, to clarify exactly which category of debt obligations will be affected by the proposed debt restructuring. Petitioners have until July 29, 2003, to serve copies of this decision, and to certify in writing that such service has been accomplished, on all parties of record in STB Finance Docket No. 33388 and on all known holders of Conrail's relevant debt and equipment lease obligations (as those terms are used in this decision). Any person (including, but not limited to, persons served with copies of this decision) who wishes to file comments respecting the petition must file such comments by August 28, 2003. Petitioners will have until September 25, 2003, to reply to any such comments.

ADDRESSES: All pleadings should refer to STB Finance Docket No. 33388 (Sub-No.
94). Comments (an original and 10 copies) should be sent to: Surface Transportation Board, 1925 K Street, N.W., Washington, DC 20423-0001. Comments should also be served (one copy each) on: (1) G. Paul Moates, Sidley Austin Brown & Wood LLP, 1501 K Street, N.W., Washington, D.C. 20005; (2) Peter J. Shudtz, CSX Corporation, Suite 560, 1331 Pennsylvania Ave., N.W., Washington, D.C. 20004; (3) Henry D. Light, Norfolk Southern Corporation, Three Commercial Place, Norfolk, VA 23510-9241; and (4) Jonathan M. Broder, Consolidated Rail Corporation, Two Commerce Square, 2001 Market Street, Philadelphia, PA 19103. Replies (an original and 10 copies) should be sent to: Surface Transportation Board, 1925 K Street, N.W., Washington, DC 20423-0001. Replies should also be served (one copy each) on each commenting party.[3]

     In addition to submitting an original and 10 copies of all documents filed with the Board, petitioners and any commenters must also submit, on 3.5-inch IBM-compatible floppy diskettes (disks) or compact discs (CDs), electronic copies of all textual materials included in their pleadings. Such textual materials must be in, or compatible with, WordPerfect 10.0.

FOR FURTHER INFORMATION CONTACT: Julia M. Farr, (202) 565-1655. [Assistance for the hearing impaired is available through the Federal Information Relay Service
(FIRS) at 1-800-877-8339.]

_________________________

     [3]   For a document to be considered a formal filing, the Board must receive an original and 10 copies of the document, along with a certification that it has been properly served. Documents transmitted by facsimile (FAX) will not be considered formal filings and are not encouraged because they will result in unnecessarily burdensome, duplicative processing. In addition, each formal filing must be accompanied by an electronic submission per the Board's requirements as discussed in this decision.

                                    STB Finance Docket No. 33388 (Sub-No. 94)

SUPPLEMENTARY INFORMATION: In a decision served July 23, 1998,[4] the Board approved, subject to various conditions, a CSX/NS/Conrail "control" application that had been filed with the Board on June 23, 1997, by CSX, NS, and Conrail. The application that CSX, NS, and Conrail filed, and that the Board (with certain exceptions) approved, contemplated the acquisition by CSX and NS of control of Conrail, and the division of the assets of Conrail by and between CSX and NS, to the extent and in the manner provided for in a "Transaction Agreement" that had been entered into by CSX, NS, and Conrail on June 10, 1997. Pursuant to Decision No. 89, acquisition of control of Conrail was effected by CSX and NS on August 22, 1998 (the Control Date), and the division of the assets of Conrail by and between CSX and NS was effected on June 1, 1999 (the Split
Date). The transaction that the Board approved in Decision No. 89 is referred to as the Conrail Transaction.

     Since the Control Date, CRC has been controlled by CSX and NS through a chain of holding companies. CRC has been and is a direct wholly owned subsidiary of CRR; CRR has been and is a direct wholly owned subsidiary of Green Acquisition Corp. (Green Acquisition); Green Acquisition has been and is a direct wholly owned subsidiary of CRR Holdings LLC (CRR Holdings); and CRR Holdings has been jointly owned by CSXC and NSC (CSXC holds a 50% voting interest and a 42% equity interest in CRR Holdings; NSC holds a 50% voting interest and a 58% equity interest in CRR Holdings). In accordance with the Transaction Agreement, each of CRR and CRC has been managed (since the Control
Date) by a board of directors consisting of six directors divided into two classes, each class having three directors. On each board, CSXC has had the right to designate three directors and NSC has likewise had the right to designate three directors; and actions that require the approval of either board have required approval both by a majority of the directors on that board designated by CSX and by a majority of the directors on that board designated by NS. See Decision No. 89, 3 S.T.B. at 220.

     On the Split Date, CRC's rail operating properties were divided into two categories: Allocated Assets (which were allocated either to NYC for operation by CSX or to PRR for operation by NS) and Retained Assets (which were retained by CRC for operation for the benefit of both CSX and NS). The properties in the Allocated Assets category were further divided into two additional categories: the "NYC Allocated Assets" (i.e., such of the Allocated Assets as were allocated to NYC for operation by CSX) and the "PRR Allocated Assets" (i.e., such of the Allocated Assets as were allocated to PRR for operation by NS). The "NYC Allocated Assets" consist principally of former New York Central rail lines, including lines running from New York/New Jersey through Albany and Buffalo to St. Louis, and from Albany to Boston, and certain owned and unencumbered rolling stock of Conrail. The "PRR Allocated Assets" consist principally of former Pennsylvania Railroad lines, including lines running from

_________________________

     [4]   CSX Corp. et al.-- Control-- Conrail Inc. et al., 3 S.T.B. 196 (1998)
(Decision No. 89).

                                       STB Finance Docket No. 33388 (Sub-No. 94)


New York/New Jersey and Philadelphia through Pittsburgh and Cleveland to Chicago, and certain owned and unencumbered rolling stock of Conrail. The Retained Assets consist primarily of the three Shared Assets Areas (SAAs): the North Jersey SAA; the South Jersey/Philadelphia SAA; and the Detroit SAA.[5]

     Although the Conrail Transaction contemplated that the vast majority of Conrail's assets (i.e., all assets included in the Allocated Assets category) would become part either of the CSX rail system or of the NS rail system, these assets were not transferred outright to CSX and NS. Rather, these assets were transferred to NYC and PRR for operation by CSX and NS, respectively; and each of NYC and PRR was a wholly owned subsidiary of CRC. On the Split Date: (1) CRC transferred to NYC ownership of the CRC railroad assets designated for CSX's exclusive use and operation (i.e., the NYC Allocated Assets), and CRC transferred to PRR ownership of the CRC railroad assets designated for NS's exclusive use and operation (i.e., the PRR Allocated Assets); and (2) NYC entered into an Allocated Assets Operating Agreement with CSXT, granting CSXT the exclusive right to operate and use the assets of NYC, and PRR entered into an Allocated Assets Operating Agreement with NSR, granting NSR the exclusive right to operate and use the assets of PRR. Ownership of the NYC and PRR Allocated Assets remains within the corporate structure of Conrail, but the operation and general day-to-day management of these assets is now conducted separately by CSXT and NSR, respectively.

     Under the terms of the Transaction Agreement and the LLC agreements establishing NYC and PRR, CSX has the right to manage NYC and to designate its officers and directors, and NS has the right to manage PRR and to designate its officers and directors. Certain major decisions of NYC and PRR, however, have been reserved to CRC, which can act in that respect only with the indirect approval of both CSXC and NSC pursuant to their respective 50% voting interests in CRC's ultimate parent (CRR Holdings).

     The NYC and PRR Allocated Assets Operating Agreements have fixed terms of 25 years (with options for two subsequent renewal periods), and require return of the subject rail assets by CSXT to NYC and by NSR to PRR upon termination or expiration of the agreements. The agreements also provide that an Operating Fee (analogous to rent) is to be paid by each operating railroad (CSXT and NSR) to its respective counterparty (NYC and PRR) quarterly. The agreements further provide that, every 6 years after the Split Date, the Operating Fee is to be revalued and reset to the then-current "Fair Market Rental Value," defined as the rent that would be negotiated at arm's length between parties under no compulsion to lease.

_________________________

     [5]   CRC also retained certain equipment encumbered by financing arrangements. The operation and control of this equipment were allocated to CSXT or NSR pursuant to equipment subleases and other operating agreements.

                                       STB Finance Docket No. 33388 (Sub-No. 94)

     THE PROPOSED TRANSACTION. Petitioners now propose to transfer ownership of NYC and PRR, through a series of intermediate steps, from CRC to CSXT and NSR, respectively. Petitioners indicate that they will carry out the proposed transaction pursuant to a "Distribution Agreement" (the form of which is attached to the petition as Exhibit 4). Subject to the receipt of an appropriate ruling from the Internal Revenue Service (IRS) that the proposed transaction will qualify for tax-free treatment, petitioners anticipate completing the proposed transaction in a series of five consecutive steps, occurring at approximately the same point in time.[6]

     First Step: CSXT will create a new wholly owned subsidiary corporation (referred to as NYC Newco), and NSR will create a new wholly owned subsidiary corporation (referred to as PRR Newco).[7]

     Second Step: CRC will transfer 100% of its membership interests in NYC to NYC Newco, which will issue to CRC common stock sufficient to provide CRC 99.9% of the then-outstanding common stock of NYC Newco; and CRC will transfer 100% of its membership interests in PRR to PRR Newco, which will issue to CRC common stock sufficient to provide CRC 99.9% of the then-outstanding common stock of PRR Newco. As a result of this step in the proposed transaction, CRC will own 99.9% of the common stock of and will control NYC Newco (which will wholly own and control NYC), and CRC will also own 99.9% of the common stock of and will control PRR Newco (which will wholly own and control PRR). As a further result of this step in the proposed transaction, CSXT will own 0.1% of the common stock of NYC Newco, and NSR will own 0.1% of the common stock of PRR Newco.

     Third Step: The 99.9% of the stock of NYC Newco owned by CRC will be transferred successively up the Conrail corporate family ladder from CRC to CRR, from CRR to Green Acquisition, and from Green Acquisition to CRR Holdings. CRR Holdings will transfer the NYC Newco stock to CSX Rail Holding Corporation (CSX
Rail) and CSX Northeast Holding

_________________________

     [6]   The form of the Distribution Agreement attached to the petition as
Exhibit 4 provides for, among other things, revisions (in the nature of conforming changes) to the Transaction Agreement, and termination of the NYC and PRR Allocated Assets Operating Agreements. Petitioners advise that certain of the exhibits and schedules to the Distribution Agreement, including those identifying Conrail's existing debt obligations, will not be completed until shortly before the consummation of the proposed transaction, and therefore have been omitted from the form Distribution Agreement that is attached to the petition as Exhibit 4.

     [7]   Petitioners advise that these new subsidiary corporations will be created before the consummation of the proposed transaction. Petitioners add that the names "NYC Newco" and "PRR Newco" are illustrative; the newly created corporations may have different names.

                                       STB Finance Docket No. 33388 (Sub-No. 94)

Corporation (CSX Northeast), each of which is a wholly owned subsidiary of CSXC. CSX Rail and CSX Northeast will transfer the NYC Newco stock to CSXC; and CSXC will transfer the NYC Newco stock to CSXT. Similarly, the 99.9% of the stock of PRR Newco owned by CRC will be transferred successively up the Conrail corporate family ladder from CRC to CRR, from CRR to Green Acquisition, and from Green Acquisition to CRR Holdings; CRR Holdings will transfer the PRR Newco stock to NSC; and NSC will transfer the PRR Newco stock to NSR.[8] As a result of this step in the proposed transaction, CSXT will wholly own and control NYC Newco (which will wholly own and control NYC) and NSR will wholly own and control PRR Newco (which will wholly own and control PRR).[9]

     Fourth Step: NYC will be merged with and into NYC Newco, with NYC Newco as the surviving company; and PRR will be merged with and into PRR Newco, with PRR Newco as the surviving company. As a result of this step in the proposed transaction, the business, assets, and operations of NYC will reside in a wholly owned subsidiary of CSXT (NYC Newco), and the business, assets, and operations of PRR will reside in a wholly owned subsidiary of NSR (PRR Newco).

     Fifth Step: NYC Newco will be merged with and into CSXT, and PRR Newco will be merged with and into NSR, thereby completing the consolidation of NYC's business, assets, and operations within CSXT and the consolidation of PRR's business, assets, and operations within NSR. As a result of this step in the proposed transaction, the assets of NYC and PRR will be owned directly by CSXT and NSR, respectively.

     EFFECTS ON CSX, NS, AND CONRAIL. Petitioners contend that the proposed transaction, by effectuating a permanent legal division of the Allocated Assets between CSX and NS, will end certain undesirable features of the current corporate structure. Petitioners explain: that the present structure of the Conrail Transaction requires quarterly payments of an Operating Fee, analogous to rent, by CSXT to NYC and by NSR to PRR; that, because NYC and PRR are owned entirely by CRC, which in turn is owned by CSX and NS on a fixed 42%-58% basis, CSX

_________________________

     [8]   There appear to be, on the NS/PRR side of the third step in the proposed transaction, no intermediate entities comparable to CSX Rail and CSX Northeast.

     [9]   Shortly before closing, CSX and NS will obtain an independent valuation of NYC and PRR by an investment banking firm. If the respective fair market values of NYC and PRR are not equal to 42%/58% of their combined value at the time of closing, CSX and NS will seek to agree on steps to resolve this disparity. Unlike the periodic revaluation required under the current corporate structure, this valuation will be conducted only once, and any resulting adjustment (referred to as the "True Up") will be consummated on the closing date of the proposed transaction.

                                       STB Finance Docket No. 33388 (Sub-No. 94)

and NS share (on a fixed percentage basis) the rental payments received by NYC and PRR; that the rents payable to NYC and PRR are to be redetermined every 6 years, the first redetermination to be made in respect of the 6-year period commencing June 1, 2005, on the basis of the then respective Fair Market Rental Values involved (which values are to be determined as if the lessor and the lessee were under no compulsion to rent to or from the other); that, although successful management of the NYC and/or PRR Allocated Assets is likely to increase their value, resulting in increased rental payments by CSXT and/or NSR, in differing amounts (to the extent one carrier system is more successful than the other in enhancing the value of its respective Allocated Assets), the benefit of the increased rental payments would not go entirely to the party responsible for the successful management, but would be divided on a fixed percentage basis between CSX and NS; and that, although both CSX and NS have attempted to manage and operate their respective Allocated Assets efficiently, it would be preferable to alter the current corporate structure to establish more appropriate incentives for efficient management, as well as to avoid the costly and time-consuming process of establishing, every 6 years, the Fair Market Rental Values.

     Petitioners further contend that the current corporate structure also causes financial inefficiency and presents a now unnecessary degree of entanglement between CSX and NS. Petitioners add that such entanglement and inefficiencies include the need for involvement by both CSX and NS in certain management activities such as the disposition of property. Petitioners explain that, although all of the day-to-day activities of the two railroads in the operations of the two sets of Allocated Assets, and a number of other activities, including most disposals of property, can be performed by the operating railroad (CSXT or NSR) itself, the Fair Market Value even of property that the operating railroad itself can properly dispose of must be placed in an account that ultimately is for the respective benefit of CSX and NS in accordance with their 42%-58% ownership interests. It would be preferable, petitioners believe, to avoid this unnecessary entanglement.

     The proposed transaction, petitioners contend, will eliminate these concerns. Petitioners maintain: that there will be no adverse effect on the public interest; that, in fact, the removal of the concerns noted above, and the additional management freedom provided to the two railroads, will have a positive effect on their operations and on the public interest; and that, all things considered, the proposed transaction, by disentangling CSX and NS from unnecessary involvement in the operations and management of each other's Allocated Assets, will promote the procompetitive outcome of the Conrail Transaction. The proposed transaction, petitioners continue, will simply permit CSX and NS to acquire direct ownership and exclusive control of Conrail properties that they already own indirectly (through their joint ownership of Conrail) and that they are already authorized (pursuant to Decision No. 89) to operate and manage separately as part of their respective rail systems. The proposed transaction, petitioners argue, will do no more than extend and make more effective the division of the Conrail "Allocated Assets" between CSX and NS previously approved in Decision No. 89. Petitioners observe that, as a

                                       STB Finance Docket No. 33388 (Sub-No. 94)

result of becoming the direct owners of NYC and PRR, CSX and NS will enjoy greater management control and independence over the assets of NYC and PRR, respectively (and, similarly, the proposed transaction will eliminate CSX's indirect involvement in major corporate actions affecting the PRR Allocated Assets and NS's equivalent role in major corporate actions affecting the NYC Allocated Assets).

     EFFECTS ON SHIPPERS AND OTHER RAILROADS. Petitioners contend that the proposed transaction will not affect rail operations or rail service, whether involving the NYC and PRR Allocated Assets or otherwise, and thus will have no adverse impact on shippers. Petitioners further contend that the proposed transaction will preserve the current competitive balance between CSX and NS, and enhance the efficiency and competitive independence of their rail operations; and, petitioners add, although the proposed transaction will enhance rail competition generally, it will not affect the current competitive balance between or among CSX, NS, or any other rail carrier. The proposed transaction, petitioners explain, will merely bring petitioners' corporate structures more directly in line with the operational integration achieved under the authority conferred in Decision No. 89.

     EFFECTS ON SHARED ASSETS AREAS. Petitioners advise that the proposed transaction will not affect the ownership structure of or rail operations within the Shared Assets Areas in North Jersey, South Jersey/Philadelphia, and Detroit, and therefore will have no effect on the competitive rail service provided by CSXT and NSR in those areas. Petitioners advise that the involvement of both CSX and NS in the management of the SAAs, through their joint ownership and governance of Conrail and through the Shared Assets Areas Operating Agreements and other governing agreements, is an intrinsic and necessary element of the Shared Assets Areas. Petitioners add, however, that, although the proposed transaction will not impact the SAAs, the dynamic nature of the rail marketplace and the varying needs and demands of rail customers may require future adjustments in SAA rail operations and service. Petitioners observe that, as CSX and NS continue their efforts to provide competitive rail service more efficiently and effectively in the SAAs, opportunities to improve operational and managerial efficiency are likely to arise in a variety of contexts.

     EFFECTS ON EMPLOYEES. Petitioners contend that the proposed transaction will have no adverse impact on their employees. None of their employees, petitioners explain, will be dismissed or displaced as a result of the proposed transaction, and no changes will be required to be made to existing labor agreements or to the compensation, benefits, or working conditions of their employees. Employees now working on the railroad assets owned by NYC and PRR, petitioners advise, will continue to work for the same employers,[10] and the labor agreements that

_________________________

     [10] Petitioners indicate, however, that eight non-contract employees of NYC that now (continued...)

                                       STB Finance Docket No. 33388 (Sub-No. 94)

now apply to these employees, and that will continue to apply, are and will be the CSXT and NSR labor agreements. Petitioners note that, pursuant to the New York Dock conditions[11] imposed in Decision No. 89, CSX and NS already are subject to implementing agreements governing their operational integration of the NYC Allocated Assets and the PRR Allocated Assets, respectively; and petitioners state that no changes will be required in those agreements or in any other agreements between petitioners and their employees. Petitioners add that, although they expect that the New York Dock conditions will be imposed on all aspects of the proposed transaction, the proposed transaction will not produce any employee impacts triggering the Article I, ss. 4 implementing agreement requirements or other provisions of New York Dock.

     ENVIRONMENTAL AND/OR HISTORIC REVIEW. Petitioners contend that, because the proposed transaction does not involve any changes in rail operations or service to shippers, no environmental documentation is required, see 49 CFR 1105.6(c)(2)(ii), and no historic report is required, see 49 CFR 1105.8(b)(2).

     THE PROPOSED RESTRUCTURING OF CONRAIL DEBT. Petitioners acknowledge that the proposed transaction will have an effect on Conrail's "preexisting" debt and equipment lease obligations (i.e., Conrail's debt and equipment lease obligations that were in existence as of the Split Date). The holders of the relevant obligations will not, petitioners claim, be adversely impacted by the proposed transaction, but petitioners concede that, because the proposed transaction will require a restructuring of Conrail's current debt, the accomplishment of the proposed transaction will require either the consent of the holders of such debt or an order of the Board pursuant to 49 U.S.C. 11321(a).

     Petitioners explain that, although CSX and NS are individually responsible for payment of "new" liabilities attributable to their operation of the NYC and PRR Allocated Assets accruing from the Split Date forward, most of Conrail's "preexisting" debt and equipment lease obligations remained with Conrail. See Decision No. 89, 3 S.T.B. at 230. These preexisting obligations include: certain unsecured debentures issued by Conrail; a number of obligations that are secured, in various forms, by a first-priority lien on certain items of equipment owned by or leased to Conrail; and certain long-term finance leases of equipment. Petitioners describe these preexisting obligations as follows: all of Conrail's preexisting equipment obligations, including secured debt and long-term finance leases, are referred to as "secured debt" or "secured debt

_________________________

     [10...continued]

work on the NYC rail assets will become, after the proposed transaction, non-contract employees of a non-railroad affiliate of CSX.

     [11] See New York Dock Ry.-- Control-- Brooklyn Eastern Dist., 360 I.C.C. 60, 84-90 (1979), aff'd sub nom. New York Dock Ry. v.
United States, 609 F.2d 83 (2d Cir. 1979).

                                       STB Finance Docket No. 33388 (Sub-No. 94)

obligations"; such secured debt and Conrail's preexisting unsecured debentures are referred to as its "debt obligations"; and participants in long-term equipment leases, whether as equity or debt, are included in the terms "holders" and "debtholders."

     Petitioners advise that some of the agreements underlying Conrail's preexisting debt obligations contain provisions requiring the consents of various parties (or of a majority of certain classes of debtholders) for certain corporate transactions. Most of these agreements, petitioners indicate, require such consents in connection with the proposed transfer of NYC and PRR to CSX and NS, respectively. Petitioners advise that, because the proposed transaction will transfer the major portion of Conrail's assets (its membership interests in NYC and PRR) out of Conrail's ownership, petitioners considered a number of alternative approaches, including the use of keepwell agreements, to assure that holders of Conrail's existing debt obligations (and the credit ratings of such debt obligations) will not be adversely affected by the proposed transaction.[12] Petitioners further advise that they concluded that guarantees and/or assumptions by CSXT and NSR would be the most desirable alternative for the holders of Conrail's existing debt obligations, and, accordingly, they have included such guarantees and/or assumptions in the proposed transaction. Petitioners refer to this aspect of the proposed transaction as the "debt restructuring," and it is the accomplishment of this "debt restructuring" that petitioners have acknowledged will require either the consent of the Conrail debtholders or an order of the Board pursuant to 49 U.S.C. 11321(a).[13]

     Petitioners advise that the proposed debt restructuring provides differing treatment as respects unsecured debt, on the one hand, and secured equipment financing agreements, on the other hand.

     Unsecured Debt. Petitioners advise that, with respect to Conrail's preexisting unsecured debt, CSX and NS will cause NYC Newco and PRR Newco, respectively, to issue their own debt securities that will be offered in a tax-free exchange, through a series of consecutive steps occurring at approximately the same point in time, for the existing unsecured debt of CRC. Petitioners further advise that the new debt securities offered by NYC Newco and PRR Newco will have the same maturity dates, principal and interest payment dates, and interest rates as those

_________________________

     [12] Petitioners appear to be using the terms "existing debt obligations" and "preexisting debt obligations" interchangeably.

     [13] It is not entirely clear that the proposed debt restructuring applies only to Conrail's preexisting debt obligations (i.e., the obligations that existed on the Split Date and that continue to exist today). It may be that the proposed debt restructuring applies to Conrail's current debt obligations (i.e., the obligations that existed on the Split Date and that continue to exist today, and, in addition, any post-Split Date obligations incurred by Conrail).

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                                     STB Finance Docket No. 33388 (Sub-No. 94)

of the respective issues of CRC unsecured debentures. And, petitioners add: NYC Newco and PRR Newco will issue debt securities in a combined aggregate principal amount equal to the aggregate principal amount of CRC's unsecured debentures to be tendered (by the holders of CRC's debentures) in the proposed exchange offer; the new debt securities offered by NYC Newco will be fully and unconditionally guaranteed by CSXT, and the new debt securities offered by PRR Newco will be fully and unconditionally guaranteed by NSR; and these NYC Newco and PRR Newco debt securities will be issued (in a series of consecutive steps occurring at approximately the same time) to the holders of CRC's unsecured debentures who elect to exchange their existing CRC debentures for the newly issued NYC Newco and PRR Newco debt securities (with NYC Newco becoming the new obligor for securities equal to 42% of each CRC unsecured debenture tendered in the exchange offer, and with PRR Newco becoming the new obligor for securities equal to 58% of each CRC unsecured debenture tendered in the exchange offer).

     Petitioners note that a condition of acceptance (by NYC Newco and PRR Newco) of the exchange described in the preceding paragraph will be the grant by the exchanging bondholder of a consent that allows the proposed transaction (including the issuance of the securities contemplated by the proposed transaction) to go forward, and the termination of most of the restrictive covenants contained in the indenture under which Conrail issued its unsecured debentures (the "Unsecured Indenture"). Petitioners further note that the exchanged Conrail debentures will be canceled, and that the exchange offer will include a customary "exit" consent solicitation that will permit the transfer of ownership of NYC and PRR and the other elements of the proposed transaction as previously described. Petitioners point out that, given the voluntary nature of the exchange offer, some debtholders may choose not to exchange their existing unsecured CRC debentures for the new NYC Newco and PRR Newco debentures. Petitioners explain that these debtholders would continue to hold their existing unsecured CRC debentures, without most of the original covenants.

     Secured Equipment Financing Agreements. Petitioners advise that all of Conrail's secured equipment financing agreements will remain obligations of Conrail, and that CRC will sublease approximately 42% of its encumbered equipment to NYC Newco and approximately 58% of its encumbered equipment to PRR Newco. Petitioners add that the sublease obligations of NYC Newco and PRR Newco will be assumed by CSXT and NSR, respectively, upon the merger of NYC Newco and PRR Newco into CSXT and NSR, respectively.

     Petitioners advise that NYC Newco and PRR Newco will utilize a grantor trust structure for certain equipment secured by financing agreements entered into prior to October 1994 (to preserve for the secured parties to such financing agreements the benefits of section 1168 of the Bankruptcy Code, 11 U.S.C. 1168, as in effect prior to October 1994). Petitioners explain: that, under this structure, Conrail will sublease the relevant equipment to NYC Newco and PRR Newco under capital leases for tax purposes; that NYC Newco and PRR Newco will create

                                       STB Finance Docket No. 33388 (Sub-No. 94)

bankruptcy-remote grantor trusts and transfer their rights and obligations under the capital leases to their respective grantor trusts; that the trusts then will sublease the relevant equipment to CSXT and NSR under true leases for tax purposes, and assign payments under those subleases to Conrail; and that, after NYC Newco and PRR Newco are distributed to CSXT and NSR, but before being merged into CSXT and NSR, NYC Newco and PRR Newco each will transfer the beneficial interest in its grantor trust to a corporation (other than CSXT and NSR, respectively) that is a subsidiary of CSX and NS, respectively.

     Petitioners explain that, in all of Conrail's secured equipment financings, holders of Conrail's secured debt instruments are entitled to the benefits of Bankruptcy Code ss. 1168, which (petitioners advise) provides certain protections to creditors under railroad equipment leasing and financing arrangements. Petitioners add that, to preserve the existing protections that Conrail's secured debtholders enjoy under ss. 1168, all of the subleases described above will provide, among other things, that: (1) any such sublease will be junior and subordinate to the controlling agreement and the holders of CRC's secured debt; (2) the sublessee, upon default by CRC under the controlling agreement, will surrender possession of the equipment in accordance with the terms of the controlling agreement; and (3) each sublessee in possession of equipment will be a railroad against which ss. 1168 protection would be available.

     Analysis Of The Debt Restructuring. Petitioners state that the debt ratings of the new NYC Newco and PRR Newco unsecured debentures, and the Conrail secured debt obligations, will be at least equal to that of the present corresponding CRC debt obligations. Petitioners indicate that two corporate debt rating services (Moody's Investors Service and Standard & Poor's) have advised: (a) that the debt ratings assigned to the debt obligations to be offered by NYC Newco and PRR Newco (in exchange for Conrail's current unsecured debt obligations) will be at least equal to Conrail's current debt ratings for those unsecured obligations;[14] and (b) that the debt ratings of Conrail's current public secured debt obligations will not be reduced as a result of the proposed transaction.

     Petitioners assert that the proposed debt restructuring follows the pattern approved by the Board in Decision No. 89. Petitioners explain that, in that decision, the Board authorized CSX and NS to bear the economic burden of the CRC debt in the ratio of 42% to 58%, respectively. Petitioners further explain: that, in practice, Conrail's debt obligations remained in place after the Split Date, but, in the case of any failure of Conrail's income to service them, the provisions

_________________________

     [14] Petitioners add that, post-exchange, unsecured debtholders will own a package of securities, 42% of which will continue to be rated at the CSX rating (which, petitioners advise, was the Conrail rating prior to the Split Date) and 58% of which will be rated at the NS rating.

                                       STB Finance Docket No. 33388 (Sub-No. 94)

of ss. 4.3 of the Transaction Agreement stood behind them;[15] that the proposed debt restructuring will follow the original model by exchanging, in the same 42%-58% ratio, NYC Newco debentures guaranteed by CSXT and PRR Newco debentures guaranteed by NSR, for the Conrail unsecured debt securities, and by providing, in addition to their existing security, assumptions by CSXT and NSR in that same ratio with respect to the subleases supporting the Conrail secured debt; that the Conrail debtholders will either keep their existing securities (in the case of the secured debt obligations) or have an option to acquire new securities guaranteed by CSXT and NSR respectively, with the same maturity dates, principal and interest payment dates, and interest rates that they previously had; and that, in addition, NYC Newco's and PRR Newco's unsecured debentures will have covenant packages substantially similar to those of the publicly traded unsecured debentures of CSX and NS, respectively. Petitioners therefore conclude that the proposed debt restructuring follows the existing pattern approved by the Board and is consistent with the public interest.

     Negotiations Contemplated. Petitioners indicate that they intend to approach the holders of Conrail's outstanding debt obligations to secure their consents to the proposed transaction. Petitioners advise that, because any issues involving the Conrail debtholders' consents may be resolved consensually, petitioners are not asking the Board to undertake, at this time, a detailed review of issues related to the consents. Petitioners are asking, rather, that the Board defer consideration of these issues while reviewing and approving the underlying aspects of the proposed transaction.

     RELIEF SOUGHT BY PETITIONERS. (1) Petitioners ask that the Board provide for Federal Register publication of notice of their petition, and adopt a procedural schedule providing for an opportunity for comments by interested parties and a reply by petitioners. Petitioners ask, in particular, that the due date for the submission of comments by interested parties be set as the 30th day after the date of Federal Register publication, and that the due date for the submission of a reply by petitioners be set as the 60th day after the date of Federal Register publication. Petitioners also ask that the Board issue its decision on the merits within

_________________________

     [15] ss. 4.3(a) of the Transaction Agreement provides that, from and after the Split Date, "CSX [in the Transaction Agreement, CSXC is referred to as CSX] and NSC shall ensure that CRR, CRC and their Affiliates have sufficient cash to satisfy the Retained Liabilities as they become due and any operating and other expenses incurred by CRR, CRC and their Affiliates in the conduct of their business." ss. 4.3(b) of the Transaction Agreement provides: "It is the intent of the parties that the economic burden of the Corporate Level Liabilities [of Conrail] will be borne, directly or indirectly, by CSX or NSC in accordance with their respective Percentage [i.e., 42%-58%]." CSX/NS-25, Volume 8B at 49 (filed June 23, 1997, in STB Finance Docket No. 33388).

                                       STB Finance Docket No. 33388 (Sub-No. 94)

45 days after completion of the procedural schedule, if possible, or as expeditiously as circumstances may permit.

     (2) Petitioners ask that the Board issue, following the receipt of written comments, a 49 U.S.C. 11327[16] "supplemental order" finding the proposed transaction to be consistent with the public interest, and authorizing it pursuant to 49 U.S.C. 11321-27, subject to a condition requiring petitioners to resolve through negotiations any issues pertaining to the Conrail debtholders' required consents, or, in the alternative, to propose further proceedings before the Board to determine whether the treatment of the Conrail debtholders under the terms of the proposed transaction is fair, just, and reasonable. Petitioners add that the requested order is appropriate to ensure compliance with Decision No. 89's Ordering Paragraph 6[17] and to confirm that CSX and NS are fully authorized to carry out the proposed transaction under 49 U.S.C. 11323-24.

     (3) Petitioners ask that the Board find that CRC will continue to be a rail common carrier under 49 U.S.C. 10102(5) following the consummation of the proposed transaction. See Decision No. 89, 3 S.T.B. at 374 ("We further find that, after the Closing Date, CRC will remain a `rail carrier' as defined at 49 U.S.C. 10102(5).").[18]

     (4) Petitioners advise that, if potential issues regarding the debtholders' consents cannot be resolved through negotiations: (a) petitioners will propose further proceedings to resolve any such issues before the Board on the basis that (in petitioners' view) the treatment of the Conrail debtholders under the terms of the proposed transaction is fair, just, and reasonable, see Schwabacher
v. United States, 334 U.S. 192 (1948); and (b) petitioners will seek a ruling from the Board confirming that the 49 U.S.C. 11321(a) exemption "from all other law" (including contractual restrictions) will permit consummation of the proposed transaction without the consent of the holders of Conrail's outstanding debt obligations, and that immunity under ss. 11321(a) from contractual consent requirements related to Conrail's outstanding debt obligations is necessary to permit petitioners to carry out the proposed transaction.

_________________________

     [16] 49 U.S.C. 11327 provides: "When cause exists, the Board may make appropriate orders supplemental to an order made in a proceeding under sections 11322 through 11326 of this title."

     [17] Decision No. 89's Ordering Paragraph 6 provides: "No change or modification shall be made in the terms and conditions approved in the authorized application without the prior approval of the Board." Decision No. 89, 3 S.T.B. at 385.

     [18] The date referred to in this decision as the Split Date (June 1, 1999) has previously been referred to as the Closing Date and Day One. See Decision No. 89, 3 S.T.B. at 213 n.27.

                                       STB Finance Docket No. 33388 (Sub-No. 94)

     PROCEDURAL SCHEDULE ADOPTED BY THE BOARD. The Board has arranged to publish this decision in the Federal Register on July 16, 2003, to provide notice to interested persons that petitioners seek the relief contemplated in their petition. The Board, however, is adopting a procedural schedule somewhat different from the schedule suggested by petitioners.

     Clarification Required. Petitioners will have until July 17, 2003, to clarify whether the proposed debt restructuring applies to Conrail's preexisting debt obligations (i.e., the obligations that existed on the Split Date and that continue to exist today) or to Conrail's current debt obligations (i.e., the obligations that existed on the Split Date and that continue to exist today, and, in addition, any post-Split Date obligations incurred by Conrail). It may be that the two sets of obligations are the same, and, even if the two sets of obligations are not precisely the same, it is quite likely that preexisting obligations comprise the vast majority of current obligations. Nevertheless, given certain ambiguities in the petition respecting this matter, it seems appropriate to require petitioners to submit clarification.

     Service On Various Persons Required. To ensure that the petition is brought to the attention of those persons most likely to be affected by the proposed transaction, petitioners will have until July 29, 2003, to serve copies of this decision, and to certify in writing that such service has been accomplished, on all parties of record in STB Finance Docket No. 33388 and on all known holders of Conrail's relevant (i.e., either preexisting or current) debt and equipment lease obligations (as those terms are used in this decision).[19] Petitioners' certification should be sent to: Surface Transportation Board, 1925 K Street, N.W., Washington, DC 20423-0001. Petitioners should also submit, on a 3.5-inch IBM-compatible floppy disk or a CD, an electronic copy (in, or compatible with, WordPerfect 10.0) of all textual materials included in their certification.

     Petition Available To Interested Persons. Interested persons may view the petition and/or the requested clarification on the Board's website at www.stb.dot.gov, at the "Filings" button. The petition was filed on June 4, 2003 ("06/04/2003"), and may be viewed with the filings for that date. The clarification will be posted to the Board's website shortly after it is filed.

     Any person wishing to obtain a paper copy of the petition and/or the clarification may request a copy in writing or by phone from any of petitioners' representatives (who, as previously noted, are Mr. G. Paul Moates, Mr. Peter J. Shudtz, Mr. Henry D. Light, and Mr. Jonathan M. Broder). (1) Mr. Moates' mailing address is: G. Paul Moates, Sidley Austin Brown & Wood LLP, 1501 K Street, N.W., Washington, D.C. 20005. Mr. Moates' telephone number is:

_________________________

     [19]    For purposes of this decision, a "known" holder of a Conrail debt obligation is a holder whose identify and mailing address are known to, or readily ascertainable by, petitioners.

                                       STB Finance Docket No. 33388 (Sub-No. 94)


202-736-8000. (2) Mr. Shudtz's mailing address is: Peter J. Shudtz, CSX Corporation, Suite 560, 1331 Pennsylvania Ave., N.W., Washington, D.C. 20004. Mr. Shudtz's telephone number is: 202-783-8124. (3) Mr. Light's mailing address is: Henry D. Light, Norfolk Southern Corporation, Three Commercial Place, Norfolk, VA 23510-9241. Mr. Light's telephone number is: 757-629-2600. (4) Mr. Broder's mailing address is: Jonathan M. Broder, Consolidated Rail Corporation, Two Commerce Square, 2001 Market Street, Philadelphia, PA 19103. Mr. Broder's telephone number is: 215-209-5020.

     Comments Of Interested Persons. Any person (including, but not limited to, persons served with copies of this decision) who wishes to file comments respecting the petition must file such comments by August 28, 2003. Comments (an original and 10 copies), referencing STB Finance Docket No. 33388 (Sub-No. 94), should be sent to: Surface Transportation Board, 1925 K Street, N.W., Washington, DC 20423-0001. Comments should also be served (one copy each) on all of petitioners' representatives (at the addresses given in the preceding paragraph). Any person submitting comments must also submit, on a 3.5-inch IBM-compatible floppy disk or a CD, an electronic copy (in, or compatible with, WordPerfect 10.0) of all textual materials included in the comments.[20]

     Reply By Petitioners. Petitioners will have until September 25, 2003, to reply to any comments filed by interested persons. Replies (an original and 10 copies) should be sent to: Surface Transportation Board, 1925 K Street, N.W., Washington, DC 20423-0001. Replies should also be served (one copy each) on each commenting party. Petitioners must also submit, on a 3.5-inch IBM-compatible floppy disk or a CD, an electronic copy (in, or compatible with, WordPerfect 10.0) of all textual materials included in the reply.

     Decision By The Board. The Board will endeavor to issue its decision on the merits of the petition as soon as possible after the filing of petitioners' reply.

     This action will not significantly affect either the quality of the human environment or the conservation of energy resources.

     It is ordered:

     1. By July 17, 2003, petitioners must clarify whether the proposed debt restructuring applies to Conrail's preexisting debt obligations (i.e., the obligations that existed on the Split Date and that continue to exist today) or to Conrail's current debt obligations (i.e., the

_________________________

     [20] Parties unable to comply with the electronic submission requirement can seek a waiver from the Board.

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                                       STB Finance Docket No. 33388 (Sub-No. 94)

obligations that existed on the Split Date and that continue to exist today, and, in addition, any post-Split Date obligations incurred by Conrail).

     2. By July 29, 2003, petitioners must serve copies of this decision, and must certify in writing that such service has been accomplished, on all parties of record in STB Finance Docket No. 33388 and on all known holders of Conrail's relevant (i.e., either preexisting or current) debt and equipment lease obligations (as those terms are used in this decision).

     3. Comments of interested persons are due by August 28, 2003.

     4. Petitioners' reply is due by September 25, 2003

     5. This decision is effective on July 9, 2003.

     Decided: July 9, 2003.

     By the Board, Chairman Nober.




                                        Vernon A. Williams
                                           Secretary